SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Geo. Garvin Brown IV

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	38,447

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	3,026,932

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	38,447

WITH:	(8) SHARED DISPOSITIVE POWER

3,026,932

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,065,379

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Campbell P. Brown

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	16,400

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	3,031,167

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	16,400

WITH:	(8) SHARED DISPOSITIVE POWER

3,031,167

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,047,567

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Geo. Garvin Brown III

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	95,014

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,448,290

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	95,014

WITH:	(8) SHARED DISPOSITIVE POWER

5,448,290

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,543,304

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a) and 1(b). Name of Issuer and Address of Issuer’s Principal Executive Offices
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.
a)	Names of persons filing:

Geo. Garvin Brown IV Campbell P. Brown Geo. Garvin Brown III

b)	Principal business addresses of reporting persons

Geo. Garvin Brown IV 850 Dixie Highway Louisville, Kentucky 40210

Campbell P. Brown 850 Dixie Highway Louisville, Kentucky 40210

Geo. Garvin Brown III 6009 Brownsboro Park Boulevard, Suite B Louisville, Kentucky 40207

c)	Citizenship: Each of the reporting persons is a citizen of the United States of America.

d)	Title of class of securities: Brown-Forman Corporation Class A Common Stock

e)	CUSIP No.: 0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Geo. Garvin Brown IV, Campbell P. Brown, and Geo. Garvin Brown III have agreed in principle to act together for the purpose of holding and voting certain equity securities of the issuer, through their formation of CBGB LLC, a Delaware limited liability company. Therefore, for purposes of this Schedule 13G, and except as otherwise noted herein, each reporting person may be deemed to have acquired beneficial ownership of the equity securities of the issuer beneficially owned by each of the other reporting persons. As of December 31, 2009, the aggregate beneficial ownership of the Geo. Garvin Brown IV, Campbell P. Brown, and Geo. Garvin Brown III group is 4,552,364 shares of Class A Common Stock, or 8.0% of the issued and outstanding Class A Common Stock of the issuer.
     The number of shares of Class A Common Stock beneficially owned by each reporting person as of December 31, 2009 is as follows:

	Geo. Garvin Brown IV:

(a)	Beneficially Owned	3,065,379
(b)	Percent of Class	5.4%
(c)	Sole Voting Power	38,447
	Shared Voting Power	3,026,932
	Sole Disposition Power	38,447
	Shared Disposition Power	3,026,932

	Campbell P. Brown:

(a)	Beneficially Owned	3,047,567
(b)	Percent of Class	5.4%
(c)	Sole Voting Power	16,400
	Shared Voting Power	3,031,167
	Sole Disposition Power	16,400
	Shared Disposition Power	3,031,167

	Geo. Garvin Brown III:

(a)	Beneficially Owned	5,543,304	(1)
(b)	Percent of Class	9.8%
(c)	Sole Voting Power	95,014
	Shared Voting Power	5,448,290	(1)
	Sole Disposition Power	95,014
	Shared Disposition Power	5,448,290	(1)

(1)	Geo. Garvin Brown III serves as one member of a three-member advisory committee to two trusts holding, in the aggregate, 1,055,550 shares of Class A Common Stock (the “Trust Shares”). Although he shares voting and dispositional control of the Trust Shares, he has no direct or indirect pecuniary interest in them and disclaims beneficial ownership of them. Out of a desire for transparency, he includes the Trust Shares in his aggregate beneficial ownership. However, the group created by the undersigned individuals does not consider the Trust Shares to be beneficially owned by the group and does not attribute beneficial ownership of the Trust Shares to the aggregate holdings of the group.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Geo. Garvin Brown IV, Campbell P. Brown, and Geo. Garvin Brown III have agreed in principle to act together for the purpose of holding and voting certain equity securities of the issuer, through their formation of CBGB LLC, a Delaware limited liability company (the “LLC”). The LLC holds in the aggregate 2,642,357 shares (the “LLC Shares”), or 4.7%, of the issued and outstanding Class A Common Stock of the issuer. The LLC has the right to receive the dividends and the proceeds of sale from the LLC Shares.

     Other individuals have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned have shared voting and dispositional control, including without limitation the Trust Shares described in Footnote 1 to Item 4.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     See Item 2.
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2010

/s/ Holli H. Lewis
Geo. Garvin Brown IV, by Holli H. Lewis, Attorney-in-Fact, pursuant to power of attorney dated May 16, 2007

/s/ Campbell P. Brown
Campbell P. Brown

/s/ Geo. Garvin Brown III
Geo. Garvin Brown III

AGREEMENT AMONG REPORTING PERSONS
     The undersigned hereby agrees as follows:
1.	Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Dated: February 16, 2010

/s/ Holli H. Lewis
Geo. Garvin Brown IV, by Holli H. Lewis, Attorney-in-Fact, pursuant to power of attorney dated May 16, 2007

/s/ Campbell P. Brown
Campbell P. Brown

/s/ Geo. Garvin Brown III
Geo. Garvin Brown III

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:
1.	prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.
The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned’s responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements. This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of May, 2007.
/s/ George Garvin Brown IV
GEORGE GARVIN BROWN IV